Exhibit (a)(11)

SUPERIOR COURT OF FULTON COUNTY, GEORGIA

Broadway Capital, on Behalf of Itself and	)
All Others Similarly Situated,	)	No. 2012CV213119
)
Plaintiff,	)	Filed in Office
	)	March 23, 2012
vs.	)	Deputy Clerk Superior Court
	)	Fulton County, GA
Larry G. Gerdes, Joseph G. Bleser, Joseph P.	)
Clayton, James D. Edwards, Walter S. Huff	)	Jury Trial Demanded
Jr., Charles E. Thoele, Transcend, Inc.,	)
Townsend Merger Corporation, and Nuance	)
Communications, Inc.	)
)
Defendants.

CLASS ACTION COMPLAINT

Plaintiff, by its attorneys, alleges as and for its class action complaint, upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission (“SEC”), press releases issued by the Defendants, and publicly available news sources as follows:

NATURE OF THE ACTION

1. This is a shareholder class action (the “Action”) on behalf of Plaintiff and the other public stockholders of Transcend Services, Inc. (“Transcend” or the “Company”) common stock against Transcend, the Company’s directors, Nuance Communications, Inc. (“Nuance”) and Nuance’s affiliate Townsend Merger Corporation (“Townsend”). The Action challenges Defendants’ actions in causing the Company to enter into an agreement (the “Sale Agreement”) pursuant to which Nuance’s affiliate, Townsend, will purchase all of the issued and outstanding shares of the Company’s common stock for $29.50 per share in cash (the “Tender Offer”) in a transaction which protects and advances the interests of the members of Transcend’s board of directors (the “Board”) to the detriment of Plaintiff and Transcend’s other public shareholders. In this regard, as alleged in greater detail below, despite the fact that the Company had a pre-existing ad-hoc transaction committee, the Company delegated the task of negotiating the sale of the Company to its conflicted Chairman and CEO Larry G. Gerdes who, in addition to monetizing his large shareholdings in the Company – which he would not otherwise be able to profitably do at this time absent a sale of the Company, is receiving hundreds of thousands of dollars in cash compensation he would not otherwise receive at this time absent a sale of the Company. In addition, all of the other members of Transcend’s Board are receiving substantial cash payments – which payments they would not otherwise receive at this time absent the sale of the Company. These conflicts of interest caused the Company’s directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that a sale of the Company at this time is in the best interest of Transcend and its public shareholders.

2. The Action also challenges Defendants’ efforts to conceal material information from Plaintiff and the other public shareholders of Transcend in conjunction with the Sale Agreement and the Tender Offer in the Recommendation Statement that Transcend’s directors caused to be filed with the SEC and mailed to Transcend’s shareholders on or about March 20, 2012 in connection with recommending that Plaintiff and the Company’s other public shareholders tender their shares pursuant to the Tender Offer (the “Recommendation Statement”).

JURISDICTION

3. This Court has jurisdiction over this action because Transcend is a corporation headquartered in Georgia and because the improper conduct alleged in this Complaint occurred in and/or was directed at this State. Additionally, this Court has jurisdiction over each of the defendants because they conduct business in, reside in, or are citizens of, Georgia and their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.

4. Venue is proper in this Court pursuant to O.C.G.A. § 9-10-93 since Transcend’s principal place of business is located in this county, and the Defendants’ wrongful acts arose or were principally performed in this county.

5. This action arises under Delaware substantive law (which applies because Transcend is incorporated in Delaware, notwithstanding that it is headquartered in Georgia) and challenges the internal affairs or governance of DemandTec and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

PARTIES

6. Plaintiff Broadway Capital is the owner of shares of Transcend common stock and has continuously owned such shares since on or about January 11, 2011.

7. Defendant Transcend is a publicly traded corporation headquartered at One Glenlake Parkway, Suite 1325, Atlanta, Georgia 30328. The Company is the second largest medical transcription services company in the United States based on revenues. It serves approximately 331 hospital customers nationwide plus a number of clinics and physician’s offices, with an estimated primary target market of approximately $2.5 billion, comprised primarily of approximately 5,000 community-based hospitals (hospitals accessible by the general public) in the United States. The Company provides patient information management solutions to hospitals and other associated healthcare providers. The Company’s solutions include management of records operations, transcription of physicians’ dictated medical notes, consulting relating to medical records management and reimbursement coding, and software for the management of patient information.

Transcend trades on the NASDAQ Global Select Market under the ticker “TRCR.” This Court has jurisdiction over Transcend because the Company is headquartered in this State, and because many of the actions challenged in this complaint occurred in, or were directed at, this State.

8. Defendant Larry G. Gerdes (“Gerdes”) has served as Chairman of the Company’s Board since May 2000, as a director since June 1985, as the Company’s Chief Executive Officer (“CEO”) since May 1992 and as President from April 2005 through August 2009 and from June 1985 until December 2003. From September 2000 through December 2003, Gerdes also served as the Company’s Chief Financial Officer. In addition, Gerdes served as the Company’s Secretary between September 2000 and May 2001. In connection with consummation of the Sale Agreement, Gerdes will be entitled to receive: (i) a cash payment of $368,750.00 for his Company Restricted Stock (as defined in the Recommendation Statement) ; (ii) a retention bonus of $290,000.00, of which $70,000.00 is contingent upon consummation of the Sale Agreement; (iii) employment with the surviving Company for the 30 day period following consummation of the Sale Agreement; (iv) a lump-sum severance payment of $357,000.00 following the expiration of the 30 day period; (iv) payment of his health insurance benefits under the Consolidated Omnibus Reconciliation Act (“COBRA”) for 18 months following his termination and (v) indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Gerdes because Transcend is headquartered in Georgia and because many of Gerdes’ actions challenged in this Complaint occurred in, or were directed at, this State.

9. Defendant Joseph G. Bleser (“Bleser”) has served as a director of the Company since February 2007. Defendant Bleser also served as the Company’s Chief Financial Officer (“CFO”), Treasurer and Secretary from January 2004 through April 2005. In connection with consummation of the Sale Agreement, Bleser will be entitled to receive a cash payment of

$111,433.00 for his accelerated equity awards ($54,911.00 for the accelerated vesting of his unvested stock options and $56,522.00 for his Company Restricted Stock), and will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Bleser because Transcend is headquartered in Georgia and because many of Bleser’s actions challenged in this Complaint occurred in, or were directed at, this State.

10. Defendant Joseph P. Clayton (“Clayton”) has served as a director of the Company since May 2000. In connection with consummation of the Sale Agreement, Clayton will be entitled to receive a cash payment of $111,433.00 for his accelerated equity awards ($54,911.00 for the accelerated vesting of his unvested stock options and $56,522.00 for his Company Restricted Stock) and will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Clayton because Transcend is headquartered in Georgia and because many of Clayton’s actions challenged in this Complaint occurred in, or were directed at, this State.

11. Defendant James D. Edwards (“Edwards”) has served as a director of the Company since July 2003. In connection with consummation of the Sale Agreement, Edwards will be entitled to receive a cash payment of $111,433.00 for his accelerated equity awards ($54,911.00 for the accelerated vesting of his unvested stock options and $56,522.00 for his Company Restricted Stock) and will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Edwards because Transcend is headquartered in Georgia and because many of Edwards’ actions challenged in this Complaint occurred in, or were directed at, this State.

12. Defendant Walter S. Huff Jr. (“Huff”) has served as a director of the Company since October 1993. In connection with consummation of the Sale Agreement, Huff will be entitled to receive a cash payment of $111,433.00 for his accelerated equity awards ($54,911.00 for the accelerated vesting of his unvested stock options and $56,522.00 for his Company Restricted Stock) and will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Huff because Transcend is headquartered in Georgia and because many of Huff’s actions challenged in this Complaint occurred in, or were directed at, this State.

13. Defendant Charles E. Thoele (“Thoele”) has served as a director of the Company since October 1993. In connection with consummation of the Sale Agreement, Thoele will be entitled to receive a cash payment of $111,433.00 for his accelerated equity awards ($54,911.00 for the accelerated vesting of his unvested stock options and $56,522.00 for his Company Restricted Stock) and will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Thoele because Transcend is headquartered in Georgia and because many of Thoele’s actions challenged in this Complaint occurred in, or were directed at, this State.

14. Defendant Nuance Communications, Inc. is a publicly traded corporation headquartered at 1 Wayside Road, Burlington, Massachusetts 01803. Nuance provides speech and imaging solutions for businesses and consumers around the world. Nuance’s products include a speech recognizer, call steering, and a product that converts text into speech. This Court has jurisdiction over Nuance because its actions challenged in this Complaint occurred in, or were directed at, this State.

15. Defendant Townsend is a Delaware corporation and a wholly owned subsidiary of Nuance Communications, Inc. Townsend was created for the sole purpose of facilitating consummation of the Tender Offer and Sale Agreement. This court has jurisdiction over Townsend because its actions challenged in this complaint occurred in, or were directed at, this State. Hereinafter, “Nuance” will be used to referred to Nuance Communications, Inc. and Townsend interchangeably.

16. The six individuals listed in paragraphs 8 through 13 are hereinafter collectively known as the “Individual Defendants.”

17. Each Defendant herein is sued individually and/or as an aider and abettor. The Individual Defendants are also sued in their capacity as directors of Transcend. The liability of each Defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

18. Under applicable statutory and common law, the directors of a publicly held company such as Transcend have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing, and are liable to shareholders for breaches thereof. They are required to exercise good faith and subordinate their own selfish interests to those of the corporation where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

19. As alleged in detail below, the Individual Defendants have breached, and/or aided other Defendants’ breaches of, their fiduciary duties to Transcend’s public shareholders by acting to cause or facilitate the Tender Offer and Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants who will collectively receive significant personal profits as a result of the Sale Agreement, which they would not otherwise receive at this time.

20. Because the Individual Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.

21. Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on or about March 20, 2012, the Individual Defendants caused a Recommendation Statement (the “Recommendation Statement”) to be filed with the SEC and mailed to Plaintiff and Transcend’s other public shareholders, but concealed therein certain material information which a reasonable shareholder would find material in determining whether to tender their shares. Among other things, the Individual Defendants have failed to disclose material information regarding: (i) the conflicts of interest of the financial advisor, Lazard Freres & Co. LLC (“Lazard”), (ii) the purported sale process that the Individual Defendants engaged in prior to entering into the Sale Agreement, and (iii) details of the analyses underlying the opinion prepared by Lazard that the price to be paid pursuant to the Sale Agreement is fair (the “Fairness Opinion”) – all information which courts have repeatedly held ought to be disclosed to shareholders.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action as a class action pursuant to O.C.G.A. § 9-11-23 on behalf of all Transcend public common stockholders (the “Class”). Excluded from the Class are Defendants, members of their immediate families, and their heirs and assigns.

23. The members of the Class are so numerous that separate joinder of each member is impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of February 29, 2012 Transcend had more than 10.6 million shares of common stock outstanding.

24. Plaintiff’s claims raise questions of law or fact common to the claims of each member of the Class. The predominant questions of law and fact include, among others, whether:

(a) the Defendants have and are breaching their fiduciary duties to the detriment of Transcend shareholders;

(b) Plaintiff and the Class are entitled to an injunction and other equitable relief; and

(c) Plaintiff and the Class have been damaged and the extent to which they have sustained damages, and what is the proper measure of those damages.

25. Plaintiff’s claim is typical of the claim of each member of the Class

26. Plaintiff will fairly and adequately protect the interests of each member of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

27. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Also, the prosecution of separate claims or defenses by individual members of the Class would create the risk of inconsistent or varying adjudications concerning individual members of the class which would establish incompatible standards of conduct for the party opposing the class, or adjudications concerning individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members of the Class who are not parties to the adjudications, or substantially impair or impede the ability of other members of the Class who are not parties to the adjudications to protect their interests. Plaintiff anticipates no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

A.	Transcend Is A Strong Company With The Potential For Greater Future Growth.

28. As the Company’s financial results in 2011 demonstrate, Transcend is a strong company with great potential for future growth. In this regard, as the Company acknowledges in its annual report, filed with the SEC on Form 10K on or about March 15, 2012, Transcend has reported annual net income every year since 2006, despite the recent economic recession.

29. Further, as the Company’s press releases demonstrate, 2011 was a record breaking year for Transcend. For example, in a Company press release dated May 5, 2011 entitled “Transcend Reports Earnings Per Share of $0.34 for the First Quarter of 2011 – 32% Revenue Growth and Significant Margin Improvement,” Susan McGrogan, Transcend’s President and Chief Operating Officer (“COO”) stated the following concerning the Company’s successful first quarter:

We dramatically exceeded our own expectations in the first quarter. Revenue was above expectations due to strong volume, which we often see this time of year. An important highlight of the quarter was the impact of the profitability improvements in the Heartland business achieved by our team. However, we plan to make additional investments in the Heartland operations as we align our India operations to Transcend’s operating structure to ensure that we consistently meet or exceed our customer’s expectations. I also want to highlight the fact that even without the contribution from Heartland, we achieved a 40% gross profit margin for the first time. One reason for this is our success in the use of speech recognition technology. Of the volume processed on our higher-margin BeyondTXT platform in the first quarter of 2011, 85% was edited using speech recognition technology (78% on Heartland’s Gemstar platform), compared to 67% on BeyondTXT in the first quarter of 2010. The 40% gross profit margin threshold was a long-standing “stretch” goal for us and I’m extremely proud of what our teams have achieved, especially in a very competitive, price-sensitive environment.

(emphasis added).

30. Further, as reflected in the following excerpt from a Company press release dated August 4, 2011 entitled “Transcend Reports Earnings Per Share of $0.33 and 38% Revenue Growth for the Second Quarter of 2011,” the Company’s performance continued to exceed expectations and set new records in the second quarter of 2011:

Susan McGrogan, President and Chief Operating Officer, stated: “I am extremely pleased to report that during the second quarter, we sold new business that we expect to generate between $6.4 million and $7.9 million of annual revenue once fully implemented. This was the strongest sales quarter we have had in recent years and should positively impact our organic revenue growth rates in the fourth quarter. We typically see lighter volumes in the second and third quarters and this year was no exception. The sequential quarter impact of seasonality is roughly 1% of revenue and $(.01) per diluted share.”

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Larry Gerdes, Chief Executive Officer, concluded: “A significant milestone in our history occurred on June 27th, when we announced the general availability of EncoreTM, our new SaaS transcription platform. We have invested significant resources into the development of EncoreTM and we are excited about the role this new platform will play in our future. We plan to migrate all of the customers on our BeyondTXT and Gemstar platforms to EncoreTM over the next two years. I want to congratulate our technical teams for this success. As we look forward, we plan to build on our second quarter sales momentum and our new offerings - both acquired and internally developed - to provide the industry with a robust suite of products and services to meet their clinical documentation needs. This is a very busy and exciting time for our employees and I want to thank everyone at Transcend for their diligence and loyalty to our customers. (emphasis added).

31. In the third quarter of 2011 the Company continued to expand and see record setting profits. In this regard, in a Company press release dated November 7, 2011 entitled “Transcend Reports 41% Revenue Growth and Strong Sales for the Third Quarter of 2011,” Ms. McGrogan stated the following:

Our sales were strong in the third quarter. We sold new business that we expect to generate between $3.8 million and $4.7 million of annual revenue once fully implemented. This brings our year-to-date sales to between $11 and $14 million, which is a record pace for us. We are particularly excited to see a trend toward first-time outsourcing of hospitals’ transcriptionists in our sales this year. Approximately 55% of the value of this year’s sales came from first-time outsourcing, which is much higher than it has been in recent years. We had higher than normal attrition during the quarter, losing three customers that totaled roughly $3.0 million of annual revenue. About half of this amount was from one large Heartland customer that we knew was at risk when we acquired that business last year. These three customers contributed only $104,000 of revenue in the third quarter. While we always hate to see any attrition, some customer losses are inevitable. We are thankful that our sales for the last two quarters have been particularly strong, far surpassing customer attrition. (emphasis added)

32. Further, in a Company press release dated February 2, 2012 entitled “Transcend Reports 22% Revenue Growth for the Fourth Quarter and Record Sales for the Year” Ms. McGrogan touted the Company’s successful year by stating the following in regard to Transcend’s overall financial results for 2011:

I am pleased to report that we achieved record sales (bookings) in 2011 that we estimate will generate between $15 million and $19 million of annual revenue once fully implemented. We had our third consecutive quarter of strong sales in the fourth quarter, signing new business that we expect to generate between $3.4 million and $4.2 million of annual revenue. We finished the year with a 95% customer retention rate, which was on target with our plan going in to the year and evidence that we continue to provide excellent service to our customers. (emphasis added).

33. Indeed, on the Company’s Fourth Quarter 2011 Earnings call, the Company’s senior executives, including Mr. Gerdes, noted as follows with regard to its 2011 financial performance:

2011 was a tremendous year for Transcend in many regards. We closed a record level of new business, grew revenue to a run rate of almost $132 million and improved our gross margin levels year over year in a very competitive environment. We also completed two important acquisitions and launched our new Encore transcription platform.

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Our balance sheet remains healthy with $13.5 million of cash, cash equivalents and short-term investments on hand at year end, $23.1 million of net working capital and no debt outstanding.

*                    *                     *                    *                     *

Revenue increased 33 percent to $125.1 million in 2011 versus 2010. And gross profit increased 43 percent to $49.7 million.

The gross profit margin increased to 40 percent of revenue compared to 37 percent of revenue in 2010. Operating income increased 42 percent to $20.5 million or 16 percent of revenue in 2011 compared to $14.5 million or 15 percent of revenue in 2010. Coincidentally, the operating income includes roughly the same level of M&A transaction costs in both years, $1.7 million in 2011 and $1.5 million in 2010.

(emphasis added)

34. Moreover, the charts below, extracted from a February 2012 presentation, succinctly demonstrates the Company’s prospects by illustrating the Company’s tremendous growth in recent years, which growth the Company anticipates continuing in the future:

35. Further, the Company’s annual report on Form 10K, filed with the SEC on March 15, 2012 noted as follows with regard to the Company’s future success:

Industry Overview

According to the U.S. Department of Health and Human Services, spending on healthcare in the United States was approximately $2.5 trillion in 2009, or 18% of GDP. Healthcare spending is projected to grow at a rate of approximately 6% per annum and reach approximately $4.6 trillion, or 20% of GDP, by 2019. Healthcare providers are under increasing pressure to trim costs while continuing to provide quality care, and as a result have increasingly outsourced non-core healthcare functions to improve efficiency, drive down costs and maintain quality patient care.

There is a substantial market for medical transcription services in the United States. Estimates of the total market size vary widely from $5 billion to $12 billion. These estimates include not only hospitals, but also physician’s offices and clinics and also include both the outsourced and the in-house portions of the market. We estimate that our primary target market is approximately $2.5 billion, comprised primarily of approximately 5,000 community-based hospitals (hospitals accessible by the general public) in the United States with a total of approximately 800,000 beds, and which spend over $656 billion per year providing healthcare services according to a 2009 survey by the American Hospital Association. We estimate that the outsourced portion of this market is approximately 50%, although we are not aware of any independent data on the percentage of the hospital market that is outsourced. The market is competitive and highly fragmented, with several thousand transcription services companies nationwide—most of them very small. The market for transcription services is growing. Demand for medical transcription services grows as the demand for healthcare services increases. Macro-economic trends such as the aging of the baby boomer generation, are projected to significantly increase the demand for healthcare services in general, which we believe will lead to a corresponding increase in the demand for clinical documentation solutions, including medical transcription services. According to the U.S. Census Bureau, the U.S. population over the age of 65 will grow from approximately 40 million in 2010 to 55 million in 2020 and 70 million in 2030. Demand for outsourced medical transcription services continues to grow as healthcare providers seek to reduce transcription costs. Medical transcription outsourcing is an easy and obvious cost containment strategy. Medical transcription is performed either in-house by hospital personnel or outsourced to local, regional, national or offshore vendors.

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We believe we are well positioned to benefit from the increasing adoption and use of EMRs because the data and narrative content we create comprise key portions of EMRs. We believe that our transcription volume could increase if more paper records are dictated so that they can become part of EMRs. For example, physician progress notes are high volume, data rich documents that are often handwritten today, but may be dictated in the future so they can become part of EMRs. Moreover, we believe that our documents are structured in such a way that we can provide enhanced data services directly from the dictated report.

(emphasis added)

B.	Notwithstanding The Company’s Recording Breaking Performance in 2011 and its Prospects For Future Success As A Standalone Company, the Individual Defendants Caused Transcend To Agree To Be Sold To Nuance Pursuant To A Coercive Process And For Insufficient Consideration

36. Notwithstanding the Company’s recent achievements and its prospect for future growth and success, on March 7, 2012, the Individual Defendants caused the Company to issue a press release announcing that it had entered into the Sale Agreement to be acquired by Nuance at a price of $29.50 per share in cash. According to the press release, the acquisition of the Company will be completed through a cash tender offer for all outstanding shares of the Company’s common stock followed by a merger in which each share of common stock not acquired in the tender offer will be converted into the right to receive $29.50 per share in cash, without interest. The transaction is expected to close in the second half of Nuance’s fiscal 2012, subject to regulatory approval and other conditions.

37. The Sale Agreement was procured through an inadequate and coercive process, controlled by management – Defendant Gerdes in particular – who, absent a sale of the Company would be otherwise unable to efficiently monetize his 6.3% stake in the Company on the open market, and who will also receive lucrative cash payments and other incentives that he would not otherwise receive at this time absent a sale of the Company. In fact, even though the Company had in place an ad hoc Transaction Committee, that committee appeared to have met only once and did not even have the authority to approve any transaction. In this regard, the sale process was inadequate for several reasons. First and foremost, the Individual Defendants failed to adequately shop the Company. In fact, according to the Recommendation Statement, the Board authorized discussions with only two potential bidders (both strategic buyers), Party A and Nuance. Even after Party A expressed its lack of interest in pursuing a transaction at the current time, the Individual Defendants did not attempt to perform a market check or to otherwise explore the realm of potential buyers for Transcend. Instead, on October 27, 2011, the Individual Defendants caused the company to enter into an exclusivity agreement with Nuance.

38. Subsequently, after failing to agree on several key terms of the Sale Agreement, on January 13, 2012 the Company terminated discussions with Nuance and did not extend the exclusivity agreement. At this time, even though no longer restricted by the exclusivity agreement, the Board still neglected its duty to maximize shareholder value and failed to reach out to alternative bidders. Instead, on February 22, 2012 the Individual Defendants allowed the Company to re-engage in discussions with Nuance, despite the fact that Nuance was offering to purchase the Company for $4.00 less per share than during the previous negotiations. At the end of February 2012, the Individual Defendants decided to again terminate discussions with Nuance. Again, the Board took no steps to search out alternative buyers for the Company and on March 6, 2012, the Individual Defendants unanimously voted to enter into the Sale Agreement.

39. Furthermore, the consideration to be paid to Transcend shareholders is insufficient. As acknowledged in following chart – reproduced from the Form SC TO-T filed by Nuance on or about March 20, 2012 – on several occasions Transcend stock during 2011 traded close to or above the $29.50 price being offered in the Tender Offer and Sale Agreement.

Year Ended December 31, 2011	High Intraday Sale price	Low intraday sale price
First Quarter	$24.39	$17.95
Second Quarter	$29.97	$19.64
Third Quarter	$30.25	$21.83
Fourth Quarter	$28.83	$21.78

40. Notwithstanding the inadequate sale process in which they have engaged, in order to coerce Plaintiff and Transcend’s other public shareholders to tender their shares pursuant to the Tender Offer, the Defendants have agreed to the following deal protective devices which effectively ensure the sale of the Company to Nuance, and also deter other buyers from offering a superior price for the Company:

•

A “Top-Up Option” which permits Nuance to purchase at a price per share equal to the price payable pursuant to the Sale Agreement that number of additional shares sufficient to cause Nuance to own one share more than 90% of the total outstanding shares of the Company, thus enabling Nuance to effect a short-form merger without a shareholder vote or any further action by the stockholders of Transcend.

•	The Sale Agreement requires Transcend to pay a Termination Fee of $9,936,145.00 if Transcend terminates the Sale Agreement to, inter alia, enter into an agreement at a superior proposal.

•	A No Solicitation Clause which severely restricts the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.

•

A Tender and Voting Agreement, entered into by the Individual Defendants and the Company’s executive officers, that grants Nuance an irrevocable proxy over approximately 16.24% of the Company’s common stock.

41. Moreover, further compounding the inadequacy of the process in which they engaged, the individual defendants hired Lazard as the Company’s financial advisor to opine on the fairness of the price to be paid for the Company but incentivized Lazard to favor a sale of the Company by making the substantial majority ($3.3 million) of its $4.3 million dollar fee contingent upon the consummation of the Sale Agreement. In addition, Lazard may have other undisclosed conflicts stemming from the work it has performed for Nuance or its affiliates. In this regard, the Recommendation Statement provides as follows:

In addition, in the ordinary course of their respective businesses, Lazard, Lazard Capital Markets LLC and their respective affiliates may actively trade securities of the Company, [Nuance] and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, [Nuance] and certain of their respective affiliates.

42. Moreover, a March 25, 2008 article entitled “Bear Bid Was ‘Fair’ at $2 and $10,” in The Wall Street Journal took Lazard to task for rubber stamping a fairness opinion reporting as follows:

On March 16, the Wall Street merger experts at Lazard Ltd. gave Bear Stearns Cos. directors a written assurance that $2 a share was a fair price for the company, which was then teetering on the brink of bankruptcy.

Eight days later, Monday, the same bankers at Lazard told the same Bear Stearns board that $10 a share — five times as much — also was fair. Both bids came from J.P. Morgan Chase & Co. with backing from the Federal Reserve.

Critics of such “fairness opinion” letters, commonly used to justify prices for acquisitions of public companies, jumped on the first Lazard letter as evidence that such opinions give shareholders little protection against low-ball bids.

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Israel Shaked, a finance professor at the Boston University School of Management, says he believes “the opinion and process in general are nothing more than a rubber stamp on the transaction.”

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There is no regulatory requirement that directors who oversee the sales of public companies get a “fairness opinion,” takeover experts say. But the practice became commonplace after a Delaware court, which is influential because so many companies are based in that state, ruled in 1985 that Trans Union Corp. directors should have done more homework on valuation before approving that company’s sale.

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Even some Wall Street takeover practitioners sometimes portray fairness opinions as a cookie-cutter proposition. Marc Wolinsky, a partner at Wachtell Lipton Rosen & Katz, which advised J.P. Morgan on the Bear deal, last year jokingly compared them with the Peanuts comic strip. It’s “Lucy sitting in the box,” he said, “Fairness Opinions: 5 cents.”

C.	All Of Transcend’s Directors Will Receive Extensive Personal Benefits That They Would Not Otherwise Receive At this Time Absent The Sale Agreement

43. The members of Transcend’s Board have interests in the Sale Agreement and Tender Offer that are different from or in addition to the interests of the Company’s stockholders, inter alia, as set forth below.

(a) Payments to all Directors for Their Accelerated Equity Awards. In connection with the Sale Agreement, all of the Company’s options and restricted shares will become fully vested entitling the Individual Defendants to payments as follows:

Director	Payment For Unvested Options	Payment For Restricted Shares	Total Cash Payments for Accelerated Equity Awards
Larry G. Gerdes	0	$368,750.00	$368,750.00
Joseph G. Bleser	$54,911.00	$56,522.00	$111,433.00
Joseph P. Clayton	$54,911.00	$56,522.00	$111,433.00
James D. Edwards	$54,911.00	$56,522.00	$111,433.00
Walter S. Huff Jr.	$54,911.00	$56,522.00	$111,433.00
Charles E. Thoele	$54,911.00	$56,522.00	$111,433.00

(b) Mr. Gerdes’ Additional Payments and Benefits. In connection with consummation of the Sale Agreement, Defendant Gerdes will be entitled to receive: (i) a retention bonus of $290,000.00, of which $70,000.00 is contingent upon consummation of the Sale Agreement); (ii) employment with the surviving Company for the 30 day period following consummation of the Sale Agreement; (iii) a severance payment of $357,000.00 following the expiration of the 30 day period; and (iv) payment of his health insurance benefits under COBRA for 18 months following his termination. Further, the Sale Agreement provides Defendant Gerdes the opportunity to monetize his approximately 6.03% of the Company’s outstanding stock, which he would not otherwise be able to efficiently do absent a sale of the Company.

(c) Indemnification. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time – thereby insulating them from all liability arising from the Sale Agreement and Tender Offer.

44. Notably, the Individual Defendants would not receive the payments and personal benefits described above now absent the Sale Agreement. Therefore, each of the Individual Defendants had and has a conflict of interest with regard to the Sale Agreement and Tender Offer.

D.	The Materially Misleading And/Or Incomplete Recommendation Statement

45. In addition, the Individual Defendants are breaching their fiduciary duty of full disclosure in connection with the Sale Agreement. In this regard, on or about March 20, 2012, the Individual Defendants caused Transcend to file a Recommendation Statement with the SEC, and mail the same to Transcend’s public shareholders, in connection with recommending that shareholders vote for approval of the proposal to adopt the merger agreement. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:

(i)	According to the Recommendation Statement, in the ordinary course of their respective businesses, Lazard, Lazard Capital Markets LLC and their respective affiliates may actively trade securities of Nuance and certain of its respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Nuance and certain of its respective affiliates. The Recommendation Statement is deficient because it fails to disclose the value of holdings that Lazard, Lazard Capital Markets LLC and their respective affiliates have in these regards.

Information regarding the conflict of interests of the Company’s financial advisor is material and must be disclosed.

(ii)	According to the Defendants’ public statements, Nuance’s acquisition of Transcend has “many advantages and synergies.” The Recommendation Statement is deficient because it fails to disclose (a) the anticipated value of these synergies and (b) the impact of such synergies on price negotiations.

This information is material to Transcend’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Transcend’s public shareholders and to put the interests of these shareholders before their own.

(iii)	According to the Recommendation Statement, in its Discounted Cash Flow Analysis, Lazard calculated estimated terminal values for the Company by applying a range of perpetual growth rates of 3.5% to 4.5% to the Company’s estimated unlevered, after-tax free cash flows for fiscal year 2016. The Recommendation Statement is deficient because it fails to disclose (a) the definition of free cash flow utilized by Lazard for its analysis and the corresponding line item information used to calculate free cash flow to the extent not disclosed, and (b) the methodology used to derive the range of perpetual growth rates of 3.5% to 4.5%.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of Transcend in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board–that shareholders tender their shares in the Offer–relies.

(iv)	According to the Recommendation Statement, on August 10, 2011, the Company entered into a new agreement with its speech recognition technology provider. Thereafter, Nuance agreed to bear any risks associated with any potential improper termination or other action by the Company’s speech recognition technology provider. The Recommendation Statement is deficient because it fails to disclose what valuation, if any, was attributed to this risk allocation by the Board.

This information is material to Transcend’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Transcend’s public shareholders and to put the interests of these shareholders before their own.

(v)	According to the Proxy Statement, on September 14, 2011, Mr. Gerdes of Transcend indicated to Nuance that he thought the Company’s Board would be receptive to a transaction at $35.00 per share. The Recommendation Statement is deficient because it fails to disclose the methodology used to arrive at that per share price.

This information is material to Transcend’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Transcend’s public shareholders and to put the interests of these shareholders before their own.

(vi)	According to the Recommendation Statement, on October 23, 2011, the Board held a telephonic meeting, together with management and the Company’s legal and financial advisors. The Company and the financial advisors discussed certain financial aspects of the proposed transaction, as well as potential transaction alternatives. It was noted that Nuance was viewed as a good strategic partner for the Company and was willing and able to enter into negotiations at a transaction value acceptable to the Company. In addition, it was noted that Company A, the other potential strategic partner identified by the Company, was not prepared to enter negotiations at transaction value ranges acceptable to the Company and that, based on a review of other potential acquirors, other potential financial and other strategic buyers were not likely to have the willingness or ability to offer as high a price as Nuance. The Recommendation Statement is deficient because it fails to disclose (a) the transaction value at which Company A was prepared to enter negotiations, (b) the rationale for the belief that other potential financial and other strategic buyers were not likely to have the willingness or ability to offer as high a price as Nuance, and (c) how many other potential acquirers the Board reviewed, including how many were financial and how many were strategic.

This information is material to Transcend’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Transcend’s public shareholders and to put the interests of these shareholders before their own.

E.	The Materially Misleading And/Or Incomplete Tender Offer Statement

46. In addition, the Nuance is violating their disclosure obligations in connection with the Tender Offer. In this regard, on or about March 20, 2012, in connection with soliciting Transcend’s shareholders to tender their shares pursuant to the Tender Offer, Nuance filed with the SEC and mailed to Transcend’s shareholders a tender offer statement (the “Tender Offer Statement”). However, the Tender Offer Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:

(i)	According to the companies’ SEC filings, in the ordinary course of their respective businesses, Lazard, Lazard Capital Markets LLC and their respective affiliates may actively trade securities of Nuance and certain of its respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Nuance and certain of its respective affiliates. The Tender Offer Statement is deficient because it fails to disclose the value of holdings that Lazard, Lazard Capital Markets LLC and their respective affiliates have in these regards.

Information regarding the conflict of interests of the Company’s financial advisor is material and must be disclosed.

FIRST CAUSE OF ACTION

CLAIM FOR BREACHES OF THE FIDUCIARY DUTIES OF

GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE

(Against the Individual Defendants)

47. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

48. By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and Class members and/or aided and abetted in the breach of those fiduciary duties.

49. The Individual Defendants are using their control of the Company to coerce Plaintiff and members of the Class to tender their shares pursuant to the Tender Offer.

50. As a result of these breaches of fiduciary duties, Plaintiff and the Class have been and will be damaged.

SECOND CAUSE OF ACTION

CLAIM FOR FAILURE TO DISCLOSE

(Against Transcend, Nuance and the Individual Defendants)

51. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

52. Under applicable law, the Individual Defendants and Transcend have a fiduciary duty to disclose all material facts in the Recommendation Statement in order to allow Transcend’s shareholders to make an informed decision as to whether to tender their shares pursuant to the Tender Offer. Further, Nuance has an obligation to disclose all material facts in the Tender Offer Statement in order to allow Transcend’s shareholders to make an informed decision as to whether to tender their shares pursuant to the Tender Offer As alleged in detail above, the Individual Defendants have breached their fiduciary duties through materially inadequate disclosures and material omissions.

53. As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.

THIRD CAUSE OF ACTION

CLAIM FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTY

(Against Nuance)

54. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

55. The Individual Defendants owed Plaintiff and Transcend’s other public shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. Nuance has aided and abetted, and is aiding and abetting, the Individual Defendants in the breaches of their fiduciary duties to the Plaintiff and the Company’s other public shareholders, and is also coercing Plaintiff and Transcend’s other public shareholders to tender their shares pursuant to the Tender Offer, by, among other things, (a) insisting that it be granted the “Top-Up Option” which enables it to effect a short-form merger without a shareholder vote or any further action by the stockholders of Transcend, (b) severely restricting the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company, including by refusing to agree to a “go shop period” and requiring the Company to agree to a No Solicitation Clause (c) obligating the Company to pay a termination fee in order to accept a superior proposal to acquire the Company and (d) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein. These “concessions” insisted upon by Nuance effectively coerce Plaintiff and Transcend’s other public shareholders to tender their shares pursuant to the Tender Offer and preclude any other potential buyer from making a superior offer for the Company. Further, the proposed sale of Transcend to Nuance could not take place without the knowing participation of Nuance.

56. As a result, Plaintiff and the Class have been and will be irreparably harmed absent injunctive relief from the Court.

PRAYER

WHEREFORE, Plaintiff demands judgment as follows:

A. determining that this action is a proper class action, and that Plaintiff is a proper class representative;

B. declaring that Defendants have breached their fiduciary duties to Plaintiff and the Class and/or aided and abetted such breaches;

C. preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction pending trial or disclosure of the supplemental information sought herein;

D. awarding Plaintiff and the Class compensatory and/or rescissory damages as allowed by law;

E. awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and granting such other relief as the Court may find just and proper.

DATED: March 23, 2012	DAVIS ADAMS, LLC

/s/ Jesse A. Davis III
Jesse A. Davis III
jad@davis-adams.com
125 Clairemont Avenue, Suite 525
Decatur, Georgia 30030
	Telephone:	(404) 373-8466
	Facsimile:	(404) 373-8455

OF COUNSEL

THE BRUALDI LAW FIRM, P.C.

Richard B. Brualdi

RBrualdi@Brualdilawfirm.com

29 Broadway, 24th Floor

New York, New York 10006

Telephone: (212) 952-0602

Facsimile: (212) 952-0608

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